POWERSHARES DB US DOLLAR INDEX TRUST

C/O DB COMMODITY SERVICES LLC

60 WALL STREET

NEW YORK, NEW YORK 10005

February 5, 2007

Karen J. Garnett

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Mail Stop 4561

Washington, D.C. 20549

Re:	PowerShares DB US Dollar Index Trust (the “Company”)

Pre-Effective Amendment No. 2 to the Registration Statement

on Form S-1 (File Nos. 333-136574; 333-136574-01; 333-136574-02;

333-136574-03; 333-136574-04; and 333-136574-05)

Dear Ms. Garnett:

We hereby request that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective under the Securities Act of 1933, as amended, at 9:30 a.m. on Wednesday, February 7, 2007, or as soon thereafter as reasonably practicable.

We hereby acknowledge that:

1.	should the Securities and Exchange Commission (the “Commission”), or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with regard to the filing;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure in this filing; and

3.	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

POWERSHARES DB US DOLLAR INDEX TRUST		DEUTSCHE BANK SECURITIES INC.

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Gregory Collett	By:	/s/ Andrew Ruckh
Name:	Gregory Collett	Name:	Andrew Ruckh
Title:	Chief Operating Officer	Title:	Director

By:	/s/ Martin Kremenstein	By:	/s/ Justin Waluch
Name:	Martin Kremenstein	Name:	Justin Waluch
Title:	Vice President	Title:	Associate